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                                VOYAGER ONE, INC.
                           859 West End Court, Suite I
                             Vernon Hills, IL 60061

                INFORMATIONAL STATEMENT PURSUANT TO SECTION 14(F)
      OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND RULE 14 F-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


          Enclosed is an informational statement provided pursuant to Section 14
(f) of the Securities and Exchange Act of 1934 in connection with the change in the Board of Directors of Voyager One, Inc., a Nevada corporation (the "Company"). This information is being mailed on February 27, 2004 to shareholders of record on February 13, 2004.

         As of February 25, 2004, the Company acquired Silicon Film Technologies, Inc., an Illinois corporation ("Silicon") in exchange for 8,597,400 newly issued "restricted" shares of common voting stock of the Company and 625,000 "restricted" Series A Preferred Stock shares to the Silicon shareholders on a pro rata basis for the purpose of effecting a tax-free reorganization pursuant to sections 351, 354 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended ("IRC") pursuant to the Agreement and Plan of Reorganization (the "Reorganization Agreement") by and between the Company, Silicon and Silicon shareholders. As a condition of the closing of the share exchange transaction, certain shareholders of the Company cancelled a total of 1,298,400 shares of common stock. Each eight (8) shares of Silicon Class A Common Stock has been exchanged for one (1) share of the Company's Common Stock and each eight (8) shares of Silicon Class B Common Stock has been exchanged for one (1) share of the Company's Series A Preferred Stock (based on the total issuance of 8,597,400 the Company's shares of Common Stock). Each share of newly issued Company's Series A Preferred Stock is entitled to one hundred (100) votes per one Series A Preferred Share. Following the Closing Date, there were 9,375,000 shares of the Company's Common Stock outstanding and 625,000 shares of the Company's Series A Preferred Stock outstanding.

         Silicon is in the business of developing a solution for the approximately 73 million 35mm SLR camera owners who are looking for a viable digital solution method without having to discard their present equipment. The principal key in achieving this objective involves our design, development, and sale of electronic film hardware and software products for digital imaging applications. Silicon is uniquely positioned for success based upon its development of a first-of-its-kind technology that enables a conventional 35mm single lens reflex (SLR) camera to capture, store, and transfer digital images without any modification to the camera. Silicon believes that its electronic film system (EFS) and other products are uniquely positioned to become industry standards among users desiring the functionality of both conventional and digital photography. Silicon's growth is expected to be driven by the rapid proliferation of digital imaging, a large installed base of conventional 35mm cameras, strong product appeal, a highly adaptable, scalable, and defensible product architecture, robust marketing and manufacturing strategies, and a talented management and product development team.

         Pursuant to the Agreement, the Board of Directors of the Company shall resign and be replaced with the designees of Silicon set forth below, effective approximately on the tenth day following the mailing of this informational statement, and the current officers resigned upon the closing of the transactions contemplated in the Reorganization Agreement, February 25, 2004 (the "Closing"). The current sole director of the Company is Gerry Martin. This informational statement does not provide all of the information regarding the Agreement. A copy of the Form 8-K describing the Agreement and the transactions contemplated thereby is available upon request from the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         As of February 27, 2004, following the transaction, the authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $0.0001 per share of which there were 9,375,000 shares issued and outstanding. Immediately prior to the Closing , there were 777,600 shares issued and outstanding (including 181,000 shares approved for issuance but not recorded as issued on the books of the transfer agent). In addition, there were 625,000 shares of Series A Preferred Stock issued and outstanding as of the date of the Closing. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Series A Preferred Stock are entitled to one hundred votes for each share on all matters to be voted on by the stockholders. The following table sets forth the





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beneficial ownership of the Company's Common Stock and Preferred Stock as of
February 27, 2004 by each person known to the Company to own more than five percent (5%) of the Company's Common Stock and by each of the Company's current directors and nominees for election as directors, and by all directors and officers of the Company as a group. The table has been prepared based on information provided to the Company by each shareholder and gives effect to the issuance of shares pursuant to the Agreement.

COMMON STOCK

                                           AMOUNT AND NATURE
NAME AND                                   OF BENEFICIAL              PERCENT
ADDRESS                                    OWNERSHIP (1)            OF CLASS (1)
-------                                    -------------            ------------

John Lichter (1)                           3,022,980
Chief Executive Officer,                   Indirect (2)                32.25%
Acting Secretary and Director

Sebastien DuFort (1)                       2,772,855 (3)               29.58%
President, Acting Chief                    Direct
Financial Officer and Director

Gerry Martin(4)                            167,200                         *%
former Director,                           Direct
President, Chief Financial
Officer and Secretary

Quest Manufacturing, Inc.                  3,022,855 (2)               32.24%
                                           Direct
All Directors and Officers
as a Group (3 persons)                     5,963,035                   61.83%
-------------------------------

*       Less than 1%

PREFERRED STOCK - SERIES A PREFERRED STOCK (5)

                                           AMOUNT AND NATURE
NAME AND                                   OF  BENEFICIAL             PERCENT
ADDRESS                                    OWNERSHIP (1)            OF CLASS (1)
-------                                    -------------            ------------

John Lichter (1)                           312,500
Chief Executive Officer,                   Indirect (2)               50.00%
Acting Secretary and Director

Sebastien DuFort (1)                       312,500 (3)                50.00%
President, Acting Chief                    Direct
Financial Officer and Director

Gerry Martin(4)                            0                              *%
former Director,
President, Chief Financial
Officer and Secretary

Quest Manufacturing, Inc.                  312,500 (2)                 50.00%
                                           Direct
All Directors and Officers
as a Group (3 persons)                     625,000                    100.00%
-------------------------------

*       Less than 1%

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As used in this table, "beneficial ownership" is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the shares shown. Except as indicated by footnote and subject to community property laws where applicable, to the Company's knowledge the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(1) C/o Silicon Film Technologies, Inc. address: 859 West End Court, Suite I, Vernon Hills, IL 60061
(2) Based on a total of 24,182,840 shares of common A stock of Silicon held by Mr. Lichter indirectly as 100% shareholder of Quest Manufacturing, Inc. and 1,000 shares of common A stock of Silicon held by Mr. Lichter indirectly as 100% shareholder of Quest Marketing Engineered Technologies, Inc., and the exchange ratio of 1 share of Voyager One, Inc. common stock for each eight shares of common A stock of Silicon. Based on 2,500,000 shares of common B stock of Silicon held by Mr. Lichter indirectly as 100% shareholder of Quest Manufacturing, Inc., and the exchange ratio of 1 share of Voyager One, Inc. Series A Preferred Stock for each eight shares of common B stock of Silicon.
(3) Based on a total of 22,182,840 shares of common A stock of Silicon held by Mr. DuFort, and the exchange ratio of 1 share of Voyager One, Inc. common stock for each 8 shares of common A stock of Silicon. Based on 2,500,000 shares of common B stock of Silicon held by Mr. DuFort and the exchange ratio of 1 share of Voyager One, Inc. Series A Preferred Stock for each eight shares of common B stock of Silicon.
(4) After cancellation of 865,600 shares held by Mr. Martin and transfer of 167,200 shares to a third party.
(5) Each share of Series A Preferred Stock entitles its holder to 100 votes in each matter submitted to vote to Voyager One, Inc. shareholders.

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names of the three persons who will constitute the Board of Directors, together with information concerning each person. Each elected director will serve until the Company's next annual meeting of shareholders or until his successor shall be duly elected and shall qualify.


JOHN LICHTER:              Age 44, has served as CEO of Silicon since its
                           inception in 2003. Throughout his 25 years of experience, Mr. Lichter has successfully improved the profitability and productivity of the engineering/manufacturing processes as an Independent
                           Engineering Consultant. Mr. Lichter founded Quest
                           Manufacturing, Incorporated in 1997 as the culmination of his experience and knowledge in manufacturing and development processes. Mr. Lichter has also held Executive Management positions in several other corporations in the engineering and manufacturing industries including Knight Components,
                           Incorporated, an offshore electronic,
                           electro-mechanical sourcing company, Reason Products, a provider of engineering services and patented products to the mobile communications and portable computing markets, JT Global, a minority owned electro-mechanical contract manufacturing company, and VQC, a business property holding company.

SEBASTIEN DUFORT:          Age 35, has been with Silicon since its inception in
                           2003. Mr. DuFort has extensive money management background both on the institutional and retail sides of the business. Has held position of Managing
                           Director of a boutique money management firm that covered an extensive portion of the financial services industry including raising capital for private companies and benefits services.

The Company does not currently have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions.

EXECUTIVE OFFICERS

         Mr. Lichter will serve as the Company's Chief Executive Officer and Acting Secretary and Mr. DuFort will serve as the Company's President and Acting Chief Financial Officer.

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LEGAL PROCEEDINGS

         None of the Company's directors, officers or 5% beneficial owners are presently a party to any material legal proceeding.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

         Messrs. Lichter and DuFort have not been subject to reporting requirements of Section 16(a) of the Exchange Act in fiscal year ending December 31, 2003.

EXECUTIVE COMPENSATION

         No executive officers received compensation in excess of $100,000 for the year ended December 31, 2003.


Dated: February 27, 2004.

                            VOYAGER ONE, INC.

                            /s/ Gerry Martin
                            -----------------------
                            Gerry Martin, President

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